CERTIFICATE OF FORMATION OF WEST PENN FUNDING, LLC - WEST

1. The name of the limited liability company is WEST PENN FUNDING, LLC - WEST.

          2.          The address of its registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of WEST PENN FUNDING, LLC - WEST this 28TH day o f May, 2002.
Member: WEST PENN FUNDING CORPORATION a Delaware corporation By: /s/ MARLEEN L. BROOKS Name: Marleen L. Brooks Title: Secretary